As revised January 22, 2020

SCHEDULE A

TO

INVESTMENT ADVISORY AGREEMENT

BETWEEN

ULTIMUS MANAGERS TRUST

AND

Lyrical Asset Management, L.P.

Name of Fund	Fee*
Lyrical U.S. Value Equity Fund	1.25%
Lyrical International Value Equity Fund	1.25%

*	As a percent of average daily net assets. Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ULTIMUS MANAGERS TRUST		LYRICAL ASSET MANAGEMENT LP

By:	/s/ David R. Carson	By:	/s/ Andrew Wellington

Name:	David R. Carson	Name:	Andrew Wellington
Title:	President	Title:	Managing Partner